ELDORADO GOLD
CORPORATION

02 FEB 25 AM 8: 10

02015382

February 2, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – January 15, 2002
2. News Release – January 22, 2002
3. News Release – January 30, 2002
4. Material Change Report – January 18, 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

dw 2/25

encl.

920 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: (604) 687-4018 Fax: (604) 687-4026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed are disclosure materials for the month of January 2001.*
- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By ______________________

Earl W. Price
Vice President, Finance

Date: February 2, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

FORM 27

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Under National Policy No. 41 (Manitoba)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)
Section 84(1) Securities Act (Saskatchewan)
Section 76(2) Securities Act (Newfoundland)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

January 15, 2002

Item 3. **Press Release**

A Press Release was disseminated by the Company on January 15, 2002, News Release No. 02-01 to The Toronto Stock Exchange and through approved public media.

Item 4. **Summary of Material Change**

Eldorado Gold Corporation (the "Company") provides an update of the Company's activities to December 31, 2001.

Item 5. **Full Description of Material Change**

"2001 was a year of continued progress for Eldorado. In spite of electrical energy constraints in Brazil, the Company has been able to maintain a reasonable production performance and to further reduce its long-term debt.

As the year came to a close we continued to focus on strengthening Eldorado's existing projects and improving our financial position. We are confident that 2002 will further provide us with new opportunities to improve the performance of our São Bento mine, advance our assets in Turkey and, at the same time, make systematic improvements to our balance sheet.

Highlights:

São Bento

In 2001, São Bento produced 102,841 ounces of gold at a total cash cost of $196/oz., net of amortization of the Real hedging loss. The Company forecasts production of 105,000 ounces of gold for 2002 at a total cash cost of $185/oz. Production forecast for 2002 reflects diminished oxidation throughput associated with the repair of the #2 autoclave in the 1st Quarter of 2002 and a conservative assumption of the energy restrictions in the first half of the year.

In June 2001 ongoing drought conditions in southern Brazil prompted the Government of Brazil to issue a decree for a general reduction of up to 25% in electrical power usage throughout the country. The São Bento mine was subjected to a 20% curtailment, but was successful in modifying operations to comply with the restrictions and gold output was 91% of the 2000 production level. The Government's restrictions have enabled the reservoirs to replenish as the rains returned. It is anticipated that power restrictions will be relaxed in the 2nd Quarter 2002.

In December 2001, São Bento received the final payment of US$3.2 million from Brazil Resseguros S.A. ("IRB") for the repair of the mine's #2 autoclave. The funds provide for the total costs of repairing the autoclave. In addition to receiving repair costs, the Company receives full business interruption coverage through the repair period. Repairs to the autoclave commenced in December 2001 and are expected to be completed in March 2002.

In November 2001 a Letter Agreement was signed with Companhia Vale do Rio Doce to option the Brumal property located 3km from the São Bento Mine (NR 01-15). The close proximity of the Brumal property to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore. Past work at the property has indicated the presence of mineralization geologically identical to the ores mined at São Bento, and the deposit is judged by Eldorado to be open for substantial expansion. The Company's intention is to initiate our program with drilling designed to validate our estimate of an initial target of 250,000 – 500,000 ounces.

Developments in Turkey

The opening of the Normandy Ovaçik Mine in 2001, located in Izmir Province, represents the startup of the first gold mine in Turkey in modern times. This adds gold production to the well established base metal and industrial mineral industries. Growing popular support for ongoing development of Turkey's natural resources, and in particular the precious metal assets, has been attributed to the successful operation of this mine and to the country's awareness of the beneficial impact this sector will have on the national economy. These factors have generated a positive environment in which Eldorado continues to develop its high quality assets and to explore other opportunities in Turkey.

On November 15, 2001 we released the results of an addendum to the Kisladag Prefeasibility Project prepared by Kilborn Engineering Pacific Ltd. (NR 01-14). The comprehensive review reflects changes in economic conditions in Turkey and opportunities identified in the Prefeasibility Study to reduce both capital and operating costs. Devaluation of the Turkish Lire in 2001 positively impacted both capital and operating costs, presenting an opportunity for improved financial performance. The addendum envisages an operation producing 103,600 ounces a year for 11.5 years at a cash operating cost of $149 per ounce. Initial capital is projected to be $29.6 million with an Internal Rate of Return of 32%.

Cash Position

Eldorado improved its unrestricted cash position for 2001. The year end unrestricted cash balance is $4.7 million and $0.5 million of restricted cash. We previously forecast a year-end unrestricted cash balance of $3.8 million.



Cash Position
(Year End)
Restricted cash
Unrestricted Cash
$10,000
$8,000
$6,000
$4,000
$2,000
$-
US$ 000
1999
2000
2001

Company Debt

Eldorado's bank debt has been further reduced to $13.9 million as at December 31, 2001. We continue to work with our major creditor, NM Rothschild & Sons Limited, to reduce our long-term debt obligations and strengthen our balance sheet.

We are optimistic, by reason of ongoing discussions with debt stakeholders, that in the 1st Quarter 2002 a comprehensive strategy will be implemented which will yield more favorable debt repayment terms, further our goal of strengthening our balance sheet, and enable the continued advancement of our undeveloped assets.



Bank Debt
(Year end)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$ 000
$30,000
$24,000
$13,909
1999
2000
2001

Hedge Position

On July 2, 2001, the Company closed its gold hedge book for January 1, 2002 to June 30, 2004 and the total Brazilian Real hedge position for a net profit of $1.2 million. As of December 31, 2001 the Company's hedge position is 8,118 oz. at $292/oz.

Outlook

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities."

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 18th day of January, 2002.

ELDORADO GOLD CORPORATION

By: ______________________

Name: Earl W. Price
Title: Vice President, Finance

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-01
January 15, 2002

YEAR END UPDATE
(Preliminary and unaudited)
Reported in $US

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to provide an update of the Company's activities to December 31, 2001.

2001 was a year of continued progress for Eldorado. In spite of electrical energy constraints in Brazil, the Company has been able to maintain a reasonable production performance and to further reduce its long-term debt.

As the year came to a close we continued to focus on strengthening Eldorado's existing projects and improving our financial position. We are confident that 2002 will further provide us with new opportunities to improve the performance of our São Bento mine, advance our assets in Turkey and, at the same time, make systematic improvements to our balance sheet.

Highlights:

São Bento

In 2001, São Bento produced 102,841 ounces of gold at a total cash cost of $196/oz., net of amortization of the Real hedging loss. The Company forecasts production of 105,000 ounces of gold for 2002 at a total cash cost of $185/oz. Production forecast for 2002 reflects diminished oxidation throughput associated with the repair of the #2 autoclave in the 1st Quarter of 2002 and a conservative assumption of the energy restrictions in the first half of the year.

In June 2001 ongoing drought conditions in southern Brazil prompted the Government of Brazil to issue a decree for a general reduction of up to 25% in electrical power usage throughout the country. The São Bento mine was subjected to a 20% curtailment, but was successful in modifying operations to comply with the restrictions and gold output was 91% of the 2000 production level. The Government's restrictions have enabled the reservoirs to replenish as the rains returned. It is anticipated that power restrictions will be relaxed in the 2nd Quarter 2002.

In December 2001, São Bento received the final payment of US$3.2 million from Brazil Resseguros S.A. ("IRB") for the repair of the mine's #2 autoclave. The funds provide for the total costs of repairing the autoclave. In addition to receiving repair costs, the Company receives full business interruption coverage through the repair period. Repairs to the autoclave commenced in December 2001 and are expected to be completed in March 2002.

In November 2001 a Letter Agreement was signed with Companhia Vale do Rio Doce to option the Brumal property located 3km from the São Bento Mine (NR 01-15). The close proximity of the Brumal property to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore. Past work at the property has indicated the presence of mineralization geologically identical to the ores mined at São Bento, and the deposit is judged by Eldorado to be open for substantial expansion. The Company's intention is to initiate our program with drilling designed to validate our estimate of an initial target of 250,000 – 500,000 ounces.

Developments in Turkey

The opening of the Normandy Ovaçik Mine in 2001, located in Izmir Province, represents the startup of the first gold mine in Turkey in modern times. This adds gold production to the well established base metal and industrial mineral industries. Growing popular support for ongoing development of Turkey's natural resources, and in particular the precious metal assets, has been attributed to the successful operation of this mine and to the country's awareness of the beneficial impact this sector will have on the national economy. These factors have generated a positive environment in which Eldorado continues to develop its high quality assets and to explore other opportunities in Turkey.

On November 15, 2001 we released the results of an addendum to the Kisladag Prefeasibility Project prepared by Kilborn Engineering Pacific Ltd. (NR 01-14). The comprehensive review reflects changes in economic conditions in Turkey and opportunities identified in the Prefeasibility Study to reduce both capital and operating costs. Devaluation of the Turkish Lire in 2001 positively impacted both capital and operating costs, presenting an opportunity for improved financial performance. The addendum envisages an operation producing 103,600 ounces a year for 11.5 years at a cash operating cost of $149 per ounce. Initial capital is projected to be $29.6 million with an Internal Rate of Return of 32%.

Cash Position

Eldorado improved its unrestricted cash position for 2001. The year end unrestricted cash balance is $4.7 million and $0.5 million of restricted cash. We previously forecast a year-end unrestricted cash balance of $3.8 million.


Cash Position
(Year End)
Restricted cash
Unrestricted Cash
$10,000
$8,000
$6,000
$4,000
$2,000
$-
US$ 000
1999
2000
2001

Company Debt

Eldorado's bank debt has been further reduced to $13.9 million as at December 31, 2001. We continue to work with our major creditor, NM Rothschild & Sons Limited, to reduce our long-term debt obligations and strengthen our balance sheet.

We are optimistic, by reason of ongoing discussions with debt stakeholders, that in the 1st Quarter 2002 a comprehensive strategy will be implemented which will yield more favorable debt repayment terms, further our goal of strengthening our balance sheet, and enable the continued advancement of our undeveloped assets.


Bank Debt
(Year end)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$ 000
$30,000
$24,000
$13,909
1999
2000
2001

Hedge Position

On July 2, 2001, the Company closed its gold hedge book for January 1, 2002 to June 30, 2004 and the total Brazilian Real hedge position for a net profit of $1.2 million. As of December 31, 2001 the Company's hedge position is 8,118 oz. at $292/oz.

Outlook

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: infor@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-02
January 22, 2002

ELDORADO ANNOUNCES SPECIAL WARRANT FINANCING

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce the Company has entered into an agreement with Sprott Securities Inc. pursuant to which Sprott Securities Inc. has agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis, at a price of $0.42 per special warrant for aggregate proceeds to Eldorado of approximately $20,000,000. Each special warrant will entitle the holder to acquire, without further payment, one common share. The Underwriter has the option to purchase up to an additional 11,904,762 special warrants for additional proceeds to Eldorado of approximately $5,000,000, exercisable at any time, in whole or in part, prior to the closing of the offering. The offering is scheduled to close on or about February 13, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Eldorado intends to file a prospectus in each Canadian province in which Special Warrants are sold to qualify the distribution of the Common shares upon exercise of the Special Warrants. If final receipts for the prospectus are not obtained within 90 days after the Closing Date from the securities commissions of each such province, each Special Warrant will thereafter be exercisable for 1.04 Common shares.

In consideration for acting as Eldorado's Underwriters in respect of the sale of the Special Warrants, the Agents will receive a cash commission, and Compensation Warrants exercisable, without payment of additional consideration, for that number of Compensation Options equal to 10% of the number of Special Warrants issued and sold on the Closing Date. The Compensation Options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per Special Warrant. Subject to regulatory approval Compensation Options will also be qualified by the prospectus.

It is the Company's intention to use the funds for general corporate purposes, strengthening of the Company's balance sheet and investments in our Brazilian and Turkish assets.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.

Investor Relations Contact, Earl Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: infor@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

ELDORADO GOLD CORPORATION

NEWS RELEASE

ELD No. 02-03
January 30, 2002

BRAZIL ENERGY RESTRICTIONS RELAXED

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce that on January 24, 2002 the Brazilian Government announced further relaxation in power restrictions. The relaxation of power restrictions affect all classes of consumers (residential, commercial and industrial) and are effective February 1, 2002. The Company's São Bento operation has been subject to a 20% reduction in available power since June 1, 2001 and will now be restricted by only 10%.

Higher than normal rainfall levels in recent months have resulted in replenishment of the water reservoirs. Government spokesmen have publicly stated their expectation that complete lifting of the energy restrictions will occur in the second quarter of 2002.

The São Bento mine is expected to produce approximately 105,000 ounces at cash costs of $185/oz. in 2002.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or

achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

Highlights:

São Bento

In 2001, São Bento produced 102,841 ounces of gold at a total cash cost of $196/oz., net of amortization of the Real hedging loss. The Company forecasts production of 105,000 ounces of gold for 2002 at a total cash cost of $185/oz. Production forecast for 2002 reflects diminished oxidation throughput associated with the repair of the #2 autoclave in the 1st Quarter of 2002 and a conservative assumption of the energy restrictions in the first half of the year.

In June 2001 ongoing drought conditions in southern Brazil prompted the Government of Brazil to issue a decree for a general reduction of up to 25% in electrical power usage throughout the country. The São Bento mine was subjected to a 20% curtailment, but was successful in modifying operations to comply with the restrictions and gold output was 91% of the 2000 production level. The Government's restrictions have enabled the reservoirs to replenish as the rains returned. It is anticipated that power restrictions will be relaxed in the 2nd Quarter 2002.

In December 2001, São Bento received the final payment of US$3.2 million from Brazil Resseguros S.A. ("IRB") for the repair of the mine's #2 autoclave. The funds provide for the total costs of repairing the autoclave. In addition to receiving repair costs, the Company receives full business interruption coverage through the repair period. Repairs to the autoclave commenced in December 2001 and are expected to be completed in March 2002.

In November 2001 a Letter Agreement was signed with Companhia Vale do Rio Doce to option the Brumal property located 3km from the São Bento Mine (NR 01-15). The close proximity of the Brumal property to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore. Past work at the property has indicated the presence of mineralization geologically identical to the ores mined at São Bento, and the deposit is judged by Eldorado to be open for substantial expansion. The Company's intention is to initiate our program with drilling designed to validate our estimate of an initial target of 250,000 – 500,000 ounces.

Developments in Turkey

The opening of the Normandy Ovaçik Mine in 2001, located in Izmir Province, represents the startup of the first gold mine in Turkey in modern times. This adds gold production to the well established base metal and industrial mineral industries. Growing popular support for ongoing development of Turkey's natural resources, and in particular the precious metal assets, has been attributed to the successful operation of this mine and to the country's awareness of the beneficial impact this sector will have on the national economy. These factors have generated a positive environment in which Eldorado continues to develop its high quality assets and to explore other opportunities in Turkey.

On November 15, 2001 we released the results of an addendum to the Kisladag Prefeasibility Project prepared by Kilborn Engineering Pacific Ltd. (NR 01-14). The comprehensive review reflects changes in economic conditions in Turkey and opportunities identified in the Prefeasibility Study to reduce both capital and operating costs. Devaluation of the Turkish Lire in 2001 positively impacted both capital and operating costs, presenting an opportunity for improved financial performance. The addendum envisages an operation producing 103,600 ounces a year for 11.5 years at a cash operating cost of $149 per ounce. Initial capital is projected to be $29.6 million with an Internal Rate of Return of 32%.

FORM 27

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Under National Policy No. 41 (Manitoba)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)
Section 84(1) Securities Act (Saskatchewan)
Section 76(2) Securities Act (Newfoundland)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

January 15, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on January 15, 2002, News Release No. 02-01 to The Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

Eldorado Gold Corporation (the "Company") provides an update of the Company's activities to December 31, 2001.

Item 5. Full Description of Material Change

"2001 was a year of continued progress for Eldorado. In spite of electrical energy constraints in Brazil, the Company has been able to maintain a reasonable production performance and to further reduce its long-term debt.

As the year came to a close we continued to focus on strengthening Eldorado's existing projects and improving our financial position. We are confident that 2002 will further provide us with new opportunities to improve the performance of our São Bento mine, advance our assets in Turkey and, at the same time, make systematic improvements to our balance sheet.

Cash Position

Eldorado improved its unrestricted cash position for 2001. The year end unrestricted cash balance is $4.7 million and $0.5 million of restricted cash. We previously forecast a year-end unrestricted cash balance of $3.8 million.



Cash Position
(Year End)
Restricted cash
Unrestricted Cash
US$ 000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
1999
2000
2001

Company Debt

Eldorado's bank debt has been further reduced to $13.9 million as at December 31, 2001. We continue to work with our major creditor, NM Rothschild & Sons Limited, to reduce our long-term debt obligations and strengthen our balance sheet.



Bank Debt
(Year end)
US$ 000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$30,000
$24,000
$13,909
1999
2000
2001

We are optimistic, by reason of ongoing discussions with debt stakeholders, that in the 1st Quarter 2002 a comprehensive strategy will be implemented which will yield more favorable debt repayment terms, further our goal of strengthening our balance sheet, and enable the continued advancement of our undeveloped assets.

Hedge Position

On July 2, 2001, the Company closed its gold hedge book for January 1, 2002 to June 30, 2004 and the total Brazilian Real hedge position for a net profit of $1.2 million. As of December 31, 2001 the Company's hedge position is 8,118 oz. at $292/oz.

Outlook

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.".

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 18th day of January, 2002.

ELDORADO GOLD CORPORATION

By: ____________________

Name: Earl W. Price
Title: Vice President, Finance